SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2018
Commission File Number: 001-35464
Caesarstone Ltd.
(Translation of registrant's name into English)

Kibbutz Sdot-Yam
MP Menashe
Israel 3780400
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE
On July 6, 2018, Caesarstone Ltd. (the "Company") issued a press release titled "Caesarstone Announces the Appointment of Yuval Dagim as Chief Executive Officer", a copy of which is furnished as Exhibit 99.1 herewith.
The press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Registrant's Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CAESARSTONE LTD.

Date: July 6, 2018	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release titled "Caesarstone Announces the Appointment of Yuval Dagim as Chief Executive Officer" dated July 6, 2018.